ISSUER FREE WRITING PROSPECTUS
Dated November 14, 2011
Filed pursuant to Rule 433
Registration Statement No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
FREE WRITING PROSPECTUS

American Realty Capital New York Recovery REIT, Inc. (the “Company”) filed a registration statement on Form S-11 with the SEC on November 12, 2009 and the registration statement became effective on September 2, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1474464/000114420410048484/v196136_424b3.htm, http://sec.gov/Archives/edgar/data/1474464/000114420411060043/v238391_424b3.htm and http://www.sec.gov/Archives/edgar/data/1474464/000114420411064179/v240516_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The Company issued the following press release on November 14, 2011:

CONTACTS From: Anthony J. DeFazio DeFazio Communications, LLC tony@defaziocommunications.com Ph: 484-532-7783	For: Michael Happel American Realty Capital New York Recovery REIT, Inc. mhappel@arlcap.com Ph: 212-415-6500

FOR IMMEDIATE RELEASE

American Realty Capital New York Recovery REIT Reports Third Quarter 2011 Results

New York, NY, November 14, 2011  — American Realty Capital New York Recovery REIT, Inc. (“NYRR” or the “Company”) announced today its operating results for the quarter ended September 30, 2011.

Third Quarter 2011 and Subsequent Events Highlights

•	Generated revenues for the quarter of $1.79 million (based on generally accepted accounting principles), a 4% increase compared to the prior quarter of $1.72 million. In the same period, generated modified funds from operations (“MFFO”) of $541,000, excluding the impact of normalizing rental income (straight-lining of rent). MFFO includes $54,000 of expense relating to the non-cash charge of early vesting restricted shares issued to a former independent director. (See Non-GAAP tabular reconciliations and accompanying notes contained within this release for additional information.)
•	On October 5, 2011, NYRR acquired a Duane Reade drug store containing approximately 9,800 rentable square feet, located in Queens, New York, for a purchase price of $14.0 million. The lease for the property has an initial term of 20 years and expires in October 2028. The annualized rental income for the remaining term of the lease is approximately $960,000 or $98.29 per rentable square foot.

•	On November 4, 2011, NYRR acquired a portfolio of four retail condominiums, containing a total of approximately 24,000 rentable square feet, located on Washington Street in New York City, for a purchase price of $9.9 million. Each condominium is 100% occupied with lease maturities ranging from 2015 to 2030. Annual rental rates currently range from approximately $25.72 to $61.31 per square foot with a weighted average annual rental rate of $40.35 per square foot.

Nine Month Period Ended September 30, 2011

•	As of September 30, 2011, NYRR had 3.0 million shares of common stock outstanding, including unvested restricted shares and shares issued under the DRIP, and 2.0 million shares of convertible preferred stock, for aggregate gross proceeds of $45.8 million.
•	As of September 30, 2011, NYRR owned eight properties consisting of 109,780 square feet, which were approximately 89.2% occupied on a weighted average basis with a weighted average remaining lease term of 7.8 years.
•	As of September 30, 2011, NYRR’s overall net (or enterprise) leverage ratio is 44.1 percent (the sum of total mortgage notes outstanding less cash and cash equivalents divided by the base purchase price of real estate investments).

DISTRIBUTIONS

The following table shows the sources for the payment of distributions to common and preferred stockholders for the three and nine months ended September 30, 2011 (in thousands):

	Three Months Ended September 30, 2011		Nine Months Ended September 30, 2011
		Percentage of Distributions		Percentage of Distributions
Distributions:
Total distributions	$638		$1,550
Distributions reinvested	(125)		(193)
Distributions paid in cash	$513		$1,357
Source of distributions:
Cash flows provided by operations(1)	$513	100.0%	$1,357	100.0%
Proceeds from issuance of common stock	—	—%	—	—%
Total sources of distributions	$513	100.0%	$1,357	100.0%
Cash flows provided by operations (GAAP basis)	$1,126		$1,538
Net loss (in accordance with GAAP)	$(205)		$(1,355)

(1)	Cash flows provided by operations for the three and nine months ended September 30, 2011 included acquisition and transaction related expenses of $46,000 and $0.5 million, respectively.

The following table compares cumulative distributions paid to cumulative net loss (in accordance with GAAP) for the period from October 6, 2009 (date of inception) through September 30, 2011 (in thousands):

For the Period from October 6, 2009 (date of inception) to September 30, 2011
Distributions paid:
Preferred stockholders	$1,746
Common stockholders in cash	295
Common stockholders pursuant to DRIP	193
Total distributions paid	$2,234

Reconciliation of net loss:
Revenues	$7,577
Acquisition and transaction-related expenses	(1,881)
Depreciation and amortization	(3,840)
Other operating expense	(1,765)
Other non-operating expense	(3,189)
Net income attributable to non-controlling interests	(20)
Net loss (in accordance with GAAP)(1)	$(3,118)

(1)	Net loss as defined by GAAP includes the non-cash impact of depreciation and amortization expense as well as costs incurred relating to acquisitions and related transactions.

CONSOLIDATED SUMMARY BALANCE SHEETS
(In thousands)

	September 30, 2011	December 31, 2010
	(Unaudited)
ASSETS
Total real estate investments, at cost	78,951	67,615
Less accumulated depreciation and amortization	(3,362)	(1,042)
Total real estate investments, net	75,589	66,573
Cash and cash equivalents	7,141	349
Restricted cash	1,058	760
Due from affiliates, net	489	324
Prepaid expenses and other assets	4,881	652
Deferred financing costs, net	2,316	1,248
Total assets	$91,474	$69,906
LIABILITIES AND EQUITY
Mortgage notes payable	$41,422	$35,385
Notes payable	5,933	5,933
Below-market lease liabilities, net	1,099	1,288
Derivatives, at fair value	114	—
Accounts payable and accrued expenses	2,161	2,842
Deferred rent and other liabilities	281	202
Distributions payable	254	131
Total liabilities	51,264	45,781
Total equity	40,210	24,125
Total liabilities and equity	$91,474	$69,906

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenues:
Rental income	$1,604	$886	$4,713	$980
Operating expense reimbursement	183	145	487	147
Total revenues	1,787	1,031	5,200	1,127
Expenses:
Property operating	150	310	861	329
Operating fees to affiliates	—	—	—	—
Acquisition and transaction related	46	40	457	108
General and administrative	92	94	188	98
Depreciation and amortization	922	284	2,800	284
Total operating expenses	1,210	728	4,306	819
Operating income	577	303	894	308
Other income (expenses):
Interest expense	(755)	(396)	(2,121)	(464)
Interest income	—	—	1	1
Total other expenses	(755)	(396)	(2,120)	(463)
Net loss	(178)	(93)	(1,226)	(155)
Net income attributable to non-controlling interests	(27)	—	(129)	—
Net loss attributable to stockholders	$(205)	$(93)	$(1,355)	$(155)
Basic and diluted weighted average common shares outstanding	2,198,529	29,000	1,344,555	29,000
Basic and diluted net loss per share	$(0.26)	NM	$(1.80)	NM

NM – not meaningful

American Realty Capital New York Recovery REIT, Inc.
Non-GAAP Measures — Funds from Operations and Modified Funds from Operations
For the Six and Nine Months Ended September 30, 2011

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc., (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under accounting principles generally accepted in the United States of America (“GAAP”).

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and modified funds from operations (“MFFO”), as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. As disclosed elsewhere in this Form 10-Q use the proceeds raised in the IPO to acquire properties, and we intend to begin the process of achieving a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of the company or another similar transaction) within three to five years of the completion of the IPO. Thus, we will not continuously purchase assets and will have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our IPO has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our IPO and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our IPO has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange,derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, we do retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of ongoing operations.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from the proceeds of our IPO and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way. Accordingly, comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The below table reflects the items deducted or added to net income (loss) in our calculation of FFO and MFFO for the three and nine months ended September 30, 2011 (in thousands). The table reflects MFFO in the IPA recommended format and MFFO without the straight-line rent adjustment which measure management also uses as a performance measure. Items are presented net of non-controlling interest portions where applicable:

	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2011
Net loss (in accordance with GAAP)	$(205)	$(1,355)
Depreciation and amortization	922	2,800
FFO	717	1,445
Acquisition fees and expenses(1)	47	456
Contribution from Advisor(2)	—	15
Amortization of above or below market leases and liabilities(3)	(60)	(170)
MFFO	704	1,746
Straight-line rent(4)	(163)	(365)
MFFO – IPA recommended format	$541	$1,381

(1)	In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.
(2)	Prior to April 1, 2011, MFFO included an additional adjustment to add back amounts received or receivable from the Advisor or its affiliates in the form of an additional capital contribution (without any corresponding issuance of equity in the form of shares of common or preferred stock to the Advisor or its affiliates).
(3)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.
(4)	Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.

American Realty Capital New York Recovery REIT, Inc. is a publicly registered, non-traded real estate investment program that has commenced its initial public offering of up to 150 million shares of common stock, at a purchase price of $10 per share, for an aggregate offering amount of up to $1.5 billion. The Company intends to use the proceeds from the offering to acquire commercial real estate in New York City. The Company is offering the shares of common stock on a “best efforts” basis through its affiliate, Realty Capital Securities, LLC, the dealer manager of the offering.

Copies of the prospectus for the offering may be obtained by contacting: Realty Capital Securities, LLC, Three Copley Place, Suite 3300, Boston, MA 02116, Tel: 1-877-373-3522.

To arrange interviews with American Realty Capital executives, please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

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